Regulatory Announcement

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RECEIVED
2007 MAY 22 A 8:-0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 2 4 2007
THOMSON FINANCIAL

Company	C&C Group Plc
TIDM	CCR
Headline	Disposal
Released	07:01 14-May-07
Number	5173W

[redacted]

07023702

REFERENCE No: 82-34854

SUPPL

Sale of Soft drinks business for €249 million

Dublin, London, May 14, 2007: C&C Group plc ('C&C' or the 'Group'), a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK, today announced that it has entered into an agreement to sell its soft drinks division and related assets (Republic of Ireland distribution wholesaling) to Britvic plc ('Britvic') for a consideration of €249.2 million, payable in cash upon completion. Subject to Competition Authority approval, completion of the sale is expected to occur before 31 August 2007.

The Group's soft drinks division comprises some of Ireland's leading beverage brands including Club soft drinks and Ballygowan bottled water. The division also includes franchises within the Irish market for 7UP and Pepsi soft drinks.

For the year ended 28 February 2007, the Soft Drinks division and related business generated revenue of €269.9 million while profits directly attributable to the assets were €15.6million. Operating profits reported within C&C's segmental analysis for the year ended 28 February 2007 (inclusive of central costs) were €13.0m and a restatement showing the impact of the disposal is attached. The gross assets of the Soft drinks and related businesses at 28 February 2007 amounted to €151m.

C&C intends to apply €150m of the proceeds to increase its previously announced on-market share buy-back programme to €300m. The balance of the proceeds will be used for general corporate purposes.

Maurice Pratt, Chief Executive of C&C, commented: "The Board of C&C is pleased to announce its agreement to sell our soft drinks business to Britvic. The price realised for the business recognises the value of its iconic brands and strong position in the Irish beverage market. Following this disposal, the Group has a sharper business focus and will continue to capitalise on the exciting growth potential presented by our Cider and Spirits & Liqueurs brand portfolio."

dlw 5/22

Investors and analysts	**Financial adviser to C&C**
Mark Kenny/Jonathan Neilan K Capital Source Tel: +353 1 631 5500 Email : c&cgroup@kcapitalsource.com	Basil Geoghegan Goldman Sachs Tel +44 207 774 4119 Email: basil.geoghegan@gs.com

Irish Media	**International Media**

Paddy Hughes Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar M Communications Tel: +44 207 153 1523 Email: orlebar@mcomgroup.com

About C&C Group plc

C&C Group plc is a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK. C&C manufactures the leading Irish cider brand, Bulmers, and the premium international cider brand, Magners, for export to the United Kingdom, the United States and Continental Europe. C&C also exports spirits and liqueurs, including the premium Irish whiskey brand, Tullamore Dew, to over 80 international markets.

RESTATEMENT OF SEGMENTAL RESULTS FOR YEAR ENDED 28 FEBRUARY 2007

	Reported €m	Disposals €m	Continuing Operations €m
Revenue			
Cider	517.9	-	517.9
Spirits & Liqueurs	79.1	-	79.1
Soft Drinks	185.2	(185.2)	-
Distribution	199.2	(84.7)	114.5
	981.4	**(269.9)**	**711.5**
Operating Profit			
Cider	178.9		178.9
Spirits & Liqueurs	17.7		17.7
Soft Drinks	15.3	(15.3)	-
Distribution	0.7	2.3	3.0
Profit for continuing operations	**212.6**	**(13.0)**	**199.6**
Operating Profit %			
Cider			34.5%
Spirits & Liqueurs			22.4%
Distribution			2.6%
			28.1%

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